Term sheet To preliminary prospectus dated May 23, 2007	Filed pursuant to Rule 433 File No. 333-108532 May 24, 2007
General Motors Corporation $1,305,000,000 1.50% Series D Convertible Senior Debentures Due 2009

Issuer:	General Motors Corporation
Ticker of Issuer Common Stock / Exchange:	GM / The New York Stock Exchange
Title of securities:	1.50% Series D Convertible Senior Debentures Due 2009
Aggregate principal amount offered:	$1,305,000,000
Principal amount per Series D debenture:	$25.00
Issue price:	100%
Over-allotment option:	$195,000,000
Annual interest rate:	1.50% per year
Conversion premium:	Approximately 20% over the closing price on The New York Stock Exchange of $30.47 on May 24, 2007
Conversion price:	Approximately $36.57 per share of common stock
Conversion rate:	0.6837 shares of common stock per $25.00 principal amount of Series D debentures (subject to adjustment)
Conversion trigger price:

The conversion trigger price immediately following issuance of the Series D debentures will be approximately $43.88, which is 120% of the initial conversion price for the Series D debentures per share of common stock.

Conversion during the three months prior to maturity:	A holder may convert its Series D debentures at any time on or after March 1, 2009 through the second business day immediately preceding June 1, 2009.
Trustee:	Wilmington Trust Company
Interest payment dates:	June 1 and December 1 of each year, beginning December 1, 2007
Maturity date:	June 1, 2009
Fixed put dates:	None
Dividend protection:

The conversion rate will be adjusted upward for any regular, quarterly cash dividend that is greater than $0.25 per share of common stock, and the conversion rate will be adjusted downward for any regular, quarterly cash dividend that is less than $0.25 per share of common stock (including if Issuer fails to pay a quarterly, cash dividend in any quarterly fiscal period).

Repurchase at the option of the holder upon fundamental change:

Upon a fundamental change, holders may require the Issuer to repurchase for cash all or a portion of their Series D debentures at a repurchase price equal to 100% of the principal amount of the Series D debentures, plus accrued and unpaid interest, if any.

Redemption:	Issuer may not redeem the Series D debentures prior to the maturity date.
Ranking:	The Series D debentures will constitute part of Issuer’s senior debt. They will rank equally with all of Issuer’s other unsecured and unsubordinated debt.
Use of proceeds:

Issuer intends to use approximately $86 million of the net proceeds of this offering to pay the cost of the capped call transactions that Issuer intends to enter into with the option counterparties. The remaining net proceeds of this offering will be used for general corporate purposes, which may include funding portions of Issuer’s turnaround plan and addressing potential risks and contingencies described under the heading “Risk Factors” in Issuer’s periodic reports on Form 10- K and Form 10-Q. If the underwriters exercise their over-allotment option to purchase additional Series D debentures, Issuer will use a portion of the net proceeds from the sale of the additional Series D debentures to increase the size of the capped call transactions.

Listing:	Issuer will apply to list the Series D debentures on the New York Stock Exchange, and Issuer expects trading of the Series D debentures to commence within 30 days after the settlement date.
Trade date:	May 24, 2007
Settlement date:	May 31, 2007

CUSIP:	370442 691
ISIN NUMBER:	US3704426911
Joint-bookrunning managers:	Citi, Deutsche Bank Securities and Goldman, Sachs & Co.
Adjustment to conversion rate upon a make-whole fundamental change:

Holders who convert their Series D debentures in connection with a make-whole fundamental change will be, under certain circumstances, entitled to a make-whole premium in the form of an increase in the conversion rate for Series D debentures surrendered for conversion in connection with such make-whole fundamental change. The following table sets forth the stock price, effective date and number of make-whole shares to be added to the conversion rate per $25.00 principal amount of the Series D debentures.

Effective	Stock Price
Date	$30.47	$31.25	$32.50	$33.75	$35.00	$36.25	$37.50	$40.00	$42.50	$45.00	$47.50	$50.00	$55.00	$60.00
May 31, 2007	0.1368	0.1253	0.1082	0.0933	0.0803	0.0689	0.0589	0.0426	0.0302	0.0209	0.0141	0.0092	0.0035	0.0012
September 1, 2007	0.1368	0.1291	0.1115	0.0961	0.0826	0.0708	0.0606	0.0439	0.0313	0.0219	0.0149	0.0099	0.0039	0.0012
December 1, 2007	0.1368	0.1328	0.1144	0.0984	0.0845	0.0724	0.0619	0.0448	0.0321	0.0227	0.0160	0.0112	0.0059	0.0038
March 1, 2008	0.1368	0.1295	0.1106	0.0943	0.0801	0.0678	0.0572	0.0403	0.0278	0.0188	0.0124	0.0079	0.0028	0.0008
June 1, 2008	0.1368	0.1316	0.1119	0.0948	0.0801	0.0675	0.0566	0.0395	0.0272	0.0186	0.0128	0.0089	0.0049	0.0035
September 1, 2008	0.1368	0.1266	0.1060	0.0884	0.0732	0.0604	0.0495	0.0327	0.0210	0.0130	0.0078	0.0045	0.0013	0.0002
December 1, 2008	0.1368	0.1265	0.1044	0.0855	0.0695	0.0562	0.0451	0.0286	0.0180	0.0114	0.0076	0.0054	0.0036	0.0031
March 1, 2009	0.1368	0.1190	0.0945	0.0738	0.0566	0.0427	0.0316	0.0164	0.0079	0.0035	0.0014	0.0005	0.0000	0.0000
June 1, 2009	0.1368	0.1163	0.0855	0.0570	0.0306	0.0059	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the applicable table, in which case:

•

if the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the make-whole shares issued upon conversion of the Series D debentures will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock prices and/or the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is in excess of $60.00 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the Series D debentures; and

•

if the stock price is less than $30.47 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the Series D debentures.

The conversion rate of the Series D debentures shall not exceed 0.8205 per $25.00 principal amount of such Series D debentures, subject to adjustment in the same manner as the conversion rate.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi toll free at 1-800-831-9146, Deutsche Bank Securities toll free at 1-800-503-4611 or Goldman, Sachs & Co. toll free at 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.